FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 July 14, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







This announcement is not for distribution or release in the United States of America, Canada, Japan or Italy or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

International Power Senior Convertible Bond Offering - Exercise of Over-Allotment Option

(London - 14 July 2006) Following the placement of its EUR200 million offering of Senior Convertible Bonds (the "Convertible Bonds") on 11 July, International Power announces that the over-allotment option which it granted to ABN AMRO Rothschild, Citigroup Global Markets Limited and the other underwriters of the issue of the Convertible Bonds (together, the "Managers") has been exercised in full.

The over-allotment option entitles the Managers to purchase up to an additional EUR30 million principal amount of the Convertible Bonds at the original issue price. As such, the total principal amount of the Convertible Bonds now stands at EUR230 million.

Settlement of the Convertible Bonds is expected to take place on or about 20 July 2006. Application will be made to admit the Convertible Bonds to trading on the London Stock Exchange plc's gilt edged and fixed interest market, however settlement of the Convertible Bonds is not conditional upon obtaining such admission to trading.

Disclaimer

This announcement is for information purposes only, is not an offering memorandum or prospectus and should not be treated as offering material of any sort. This announcement constitutes an advertisement for the purposes of Article 15 of Directive 2003/71/EC. A prospectus in relation to the admission to trading of the Convertible Bonds on the gilt edged and fixed interest market of the London Stock Exchange is expected to be published in due course and, when published, will be available from the registered office of International Power plc. The distribution of this announcement and the offer and sale of the Convertible Bonds in certain jurisdictions may be restricted by law. No action has been taken by International Power Finance (Jersey) II Limited, International Power, ABN AMRO Rothschild (an unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and N M Rothschild & Sons Limited) or Citigroup Global Markets Limited, or any of their respective affiliates that would permit an offering of the Convertible Bonds or possession or distribution of this announcement or any other offering or publicity material relating to such Convertible Bonds in any jurisdiction where action for that purpose is required. Any persons reading this announcement should inform themselves of and observe any such restrictions. Any such offer will be made solely by means of a prospectus or offering memorandum to be published in due course and any purchase of Convertible Bonds should be made on the basis of the information contained in such prospectus or offering memorandum.

This announcement is not an offer of the securities to which it relates for sale in the United States. The Convertible Bonds have not been, nor will they be, registered under the United States Securities Act of 1933, as amended. The Convertible Bonds may not be offered or sold in the United States absent such registration or an applicable exemption from registration. No public offering will be made in the United States.
This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this announcement may otherwise be directed without contravention of
Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "Relevant Persons"). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

ABN AMRO Rothschild and Citigroup Global Markets Limited are acting for International Power Finance (Jersey) II Limited and International Power and no one else in connection with the offering of the Convertible Bonds and will not be responsible to any person other than International Power Finance (Jersey) II Limited and International Power for providing the protections afforded to their respective clients nor for providing advice in relation to the offering of the Convertible Bonds, the preference shares into which the bonds are convertible and the Ordinary Shares.

For further information please contact:

Investor Contact:
Aarti Singhal
Telephone: +44 (0)20 7320 8681

About International Power
International Power plc is a leading independent electricity generating company with 17,650 MW (net) in operation and 1,359 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary